Exhibit 10.39

February 6, 2018
Mr. Jon Vander Ark

Dear Jon,

Congratulations! I am very pleased to promote you to the position of Executive Vice President, Chief Operating Officer with Republic Services, Inc. (the “Company” or “Republic”), reporting directly to me, or other individuals as the Company may direct. I am excited about the opportunities presented by the Company and hope that you will continue as a member of the executive leadership team. If you accept this offer, your promotion will be effective January 1, 2018 (“Effective Date”).

This letter sets forth the terms and conditions of our offer and highlights the basic components of your compensation. It is not intended to be a comprehensive description of all benefits available to you or to provide the details of the plans that govern the administration of compensation, equity and benefits, as our offerings change periodically.

You will be eligible for the following:

Base Salary: Your Base Salary will be $625,000 annually, subject to applicable deductions and withholdings.

Annual Cash Incentive: You will continue to be eligible to participate in the Company’s Executive Incentive Plan (“EIP”), or any successor or similar plan maintained by the Company for the benefit of similarly-situated employees, subject to the terms and conditions of such plans and at the discretion of and subject to approval by the Management Development and Compensation Committee (the “Committee”). Your award target for the 2018 Annual Cash Incentive has been set by the Committee to be 85% of your Base Salary.

Equity: You will continue to be eligible to participate in the Company’s Amended and Restated 2007 Stock Incentive Plan (“Stock Plan”), or any successor or similar plan maintained by the Company for the benefit of similarly-situated employees, subject to the terms and conditions of such plans and the applicable award agreements. All awards under the Stock Plan are at the discretion of and subject to approval by the Committee or any authorized designee of the Committee. For 2018, the Committee has approved a Restricted Stock Unit (“RSU”) award with a grant date fair value of approximately $625,000.

Stock Ownership Guidelines: As Executive Vice President, Chief Operating Officer, you are expected to obtain within five years and thereafter maintain ownership of Republic common stock having the value equal to three times Base Salary. As a newly promoted employee, you will have five years from the Effective Date to reach this increased level of stock ownership.

Performance Shares: You will continue to be eligible for a grant of Performance Shares (“PSUs”) under the Stock Plan, or any successor or similar plan maintained by the Company for the benefit of similarly-situated employees, subject to the terms and conditions of such plan, the award agreement and the discretion of and approval by the Committee. A new performance share opportunity may be established each year.  This incentive will be tied to achieving the Company’s key financial and shareholder return goals as established by the Committee over a three-year performance cycle.  As a reference, these goals for 2018 are cash flow value creation, return on invested capital, and relative total shareholder return. The Committee has determined that your award target for the 2018-2020 performance cycle is $1,200,000.  PSUs will be settled equally in shares of Company stock and cash.

Supplemental Long-Term Incentives: The Committee has determined that you will be granted long-term cash incentives for the performance cycles 2016-2018 and 2017-2019 with targets set at $266,667 and $316,667, respectively (“Supplemental LTIPs”), to increase your target awards for such cycles to take into account that you will be in your new role for a portion of the 2016-2018 and 2017-2019 performance cycles. Payment dates, measurement criteria, targets, performance, and other aspects of the Supplemental LTIPs (including negative discretion of the Committee) will be as if the awards were made under the EIP (except for the provisions stating when awards under the EIP must be granted and the provisions of the following paragraph) and the performance goals will be the same as those that are applicable to other executive officers.

In the event that your continuous service with the Company terminates by reason of death, disability (as defined in the Stock Plan), termination without cause by the Company or termination for good reason (as such terms are defined in the Company’s Executive Separation Policy) by you prior to the end of the applicable performance cycles for the Supplemental LTIPs, you will be entitled to a prorated amount for each such Supplemental LTIP performance cycle that has not yet ended equal to the Supplemental LTIP payment that the Committee determines would have been paid to you had your employment continued through the end of the performance cycle, multiplied by a fraction, the numerator of which is the number of months of the performance cycle which have elapsed since the first day of the performance cycle to the end of the month in which your continuous service with the Company terminates by reason of death, disability, termination without cause by the Company or termination for good reason by you and the denominator of which is the total number of months in the performance cycle. The Supplemental LTIPs will not be payable in the event that a change in control occurs, except to the extent payable without a change in control or required under the Separation Policy.

Deferred Compensation Plan: As an Executive Vice President, you will continue to be eligible for a contribution to the Republic’s Deferred Compensation Plan (“DCP”) that may be made annually at the discretion of the Committee. Presently, the amount of the annual Deferred Compensation Savings Plan contribution is set at $65,000. These annual contributions count toward your stock ownership guidelines if deferred into the Republic Services Stock Investment Fund in the DCP. The contributions are subject to all vesting and other provisions of the DCP. In addition to any Company contributions, you will be eligible to defer your own funds into the DCP to help with your financial planning and to supplement your retirement income on a pre-tax basis.

Paid Time Off: Paid time off will continue to be accrued and used in accordance with the Corporate PTO policy.

Benefits: You will continue to be eligible to participate in all benefit plans that the Company makes available to similarly-situated employees, including the Company’s 401(k) plan, medical, dental, vision, life insurance, short- and long-term disability plans, as well as the DCP.

Executive Separation Policy: Should your employment with the Company terminate at any time in the future while you are employed in the position of Executive Vice President, Chief Operating Officer, your eligibility for separation benefits will be governed by the Company’s then applicable Executive Separation Policy.

Other Terms and Conditions

As a condition of your employment, you are required to sign a Non-Competition, Non-Solicitation, Confidentiality and Arbitration Agreement, which is enclosed with this offer.

While we hope that you will continue to have a long, successful and rewarding career with Republic, this offer is for “at will” employment, and either you or the Company may terminate your employment at any time and for any reason.

Jon, we are excited to have you assume the position of Executive Vice President, Chief Operating Officer and look forward to working with you in your new role. Please indicate your acceptance of this offer by countersigning this letter and returning the original to me. As always, please contact me if you have questions.

Sincerely,

/s/ Donald W. Slager
Donald W. Slager
President and Chief Executive Officer
Republic Services, Inc.

/s/ Jon Vander Ark	2/6/2018
Jon Vander Ark	Date